EXHIBIT (a)(5)(D)

Skyline Medical Extends Unit Exchange Offer for Outstanding Units Issued in August 2015

MINNEAPOLIS, Feb. 23, 2016 (GLOBE NEWSWIRE) -- Skyline Medical Inc. (NASDAQ:SKLN) (NASDAQ:SKLNU) today announced the extension of its previously announced offer (the “Exchange Offer”) to issue new Units (the “New Units”) in exchange for the outstanding Units sold in the August 2015 offering (NASDAQ:SKLNU) (the “Existing Units”). The Exchange Offer has been extended until 5:00 p.m., Eastern time, on February 26, 2016, unless further extended by Skyline.

The Exchange Offer was previously scheduled to expire at 5:00 p.m., Eastern time, on February 22, 2016.  As of February 22, 2016, 83,433 Existing Units have been tendered and not withdrawn and the last reported trading price of the Existing Units was $8.25.  Each New Unit consists of 2 shares of common stock, 4 Series B Exchange Warrants and 4 Series C Reset Warrants (together, the “New Warrants”), with the New Warrants to be listed for trading. The New Units will immediately separate upon issuance into the component securities.

Except for the extension of the expiration of the Exchange Offer, all of the material terms and conditions of the Exchange Offer remain unchanged.

Skyline has filed with the SEC a registration statement on Form S-4 to register the securities comprising the New Units and the component securities. The registration statement on Form S-4 is available on the SEC’s EDGAR system. The registration statement was declared effective on February 12, 2016.

All registered holders of outstanding Existing Units as of the date of the commencement of the Exchange Offer may participate in the Exchange Offer. The Exchange Offer will expire on the Expiration Date at 5:00 p.m. Eastern time on February 26, 2016 unless the Exchange Offer is further extended at Skyline’s sole discretion.  Tenders of the Existing Units must be made prior to the expiration of the Exchange Offer and may be withdrawn at any time prior to the expiration of the Exchange Offer. D.F. King & Co., Inc. is serving as the Information Agent in connection with the Exchange Offer. Questions or requests for assistance, or for additional copies of the Exchange Offer documents, Letter of Transmittal or other materials should be directed to: D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005; Toll-Free: (866) 406-2283; Banks & Brokers Call Toll: (212) 269-5550; email: sklnu@dfking.com.

Important Notice
This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company’s securities. The offer to exchange has been made only pursuant to the Exchange Offer, the Letter of Transmittal and other materials that were mailed to holders of the Existing Units eligible to be exchanged in the Exchange Offer and have been filed with the Securities and Exchange Commission.  Holders of securities eligible to be exchanged in the Exchange Offer should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the Exchange Offer.  The Company has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes an Offer Letter, the related election to participate and other materials, and is available at no charge at the Securities and Exchange Commission’s website at www.sec.gov, or D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005; Toll-Free: (866) 406-2283; Banks & Brokers Call Toll: (212) 269-5550; email: sklnu@dfking.com.  Holders of securities eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the Exchange Offer.

About Skyline Medical Inc.
Skyline Medical Inc. produces a fully automated, patented, FDA-cleared, waste fluid disposal system that virtually eliminates staff exposure to blood, irrigation fluid and other potentially infectious fluids found in the healthcare environment. Antiquated manual fluid handling methods — which require hand carrying and emptying filled fluid canisters — present an exposure risk and potential liability. Skyline Medical's STREAMWAY System fully automates the collection, measurement and disposal of waste fluids and is designed to: 1) reduce overhead costs to hospitals and surgical centers, 2) improve compliance with Occupational Safety and Health Association (OSHA) and other regulatory agency safety guidelines, 3) improve efficiency in the operating room, and radiology and endoscopy departments — leading to greater profitability, and 4) provide greater environmental stewardship by helping to eliminate the approximately 50 million potentially disease-infected canisters that go into landfills annually in the United States. For additional information, please visit: www.skylinemedical.com.

Forward-looking Statements:
Certain of the matters discussed in this announcement contain forward-looking statements that involve material risks to and uncertainties in the Company's business that may cause actual results to differ materially from those anticipated by the statements made herein. Such risks and uncertainties include, among other things, current negative operating cash flows and a significant balance of debts, liabilities and cash obligations that are either considered past due or that will become due in calendar 2015; the terms of any further financing, which may be highly dilutive and may include onerous terms; the features of the Company’s Series A Warrants that include a cashless exercise feature that has the potential to be highly dilutive, and the existence of which may depress the price of our common stock regardless of the Company’s business performance; unexpected costs and operating deficits, and lower than expected sales and revenues; uncertain willingness and ability of customers to adopt new technologies and other factors that may affect further market acceptance, if our product is not accepted by our potential customers, it is unlikely that we will ever become profitable, adverse economic conditions; adverse results of any legal proceedings; the volatility of our operating results and financial condition; inability to attract or retain qualified senior management personnel, including sales and marketing personnel; our ability to establish and maintain the proprietary nature of our technology through the patent process, as well as our ability to possibly license from other patents and patent applications necessary to develop products; the Company's ability to implement its long range business plan for various applications of its technology; the Company's ability to enter into agreements with any necessary marketing and/or distribution partners; the impact of competition, the obtaining and maintenance of any necessary regulatory clearances applicable to applications of the Company's technology; and management of growth and other risks and uncertainties that may be detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, which are available for review at www.sec.gov.  This is not a solicitation to buy or sell securities and does not purport to be an analysis of the Company's financial position. See the Company's most recent Annual Report on Form 10-K, and subsequent reports and other filings at www.sec.gov.

Contact:
Unit Holder Contact:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll-Free: (866) 406-2283
Banks & Brokers Call Toll: (212) 269-5550
Email: sklnu@dfking.com

Investor and Media Contact:
Garth Russell
KCSA Strategic Communications
212-896-1250
skyline@kcsa.com